UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2006

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa S.A.
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___

Item 1. News release issued by Masisa S.A. on January 10, 2006:

NEWS RELEASE

For further information contact:
Felipe García-Huidobro / Emilio Pellegrini	Melanie Carpenter / Peter Majeski
Investor Relations	i-advize Corporate Communications, Inc.
+56 (2) 350-6038	+1 (212) 406-3692/4
inversionistas.corp@masisa.com	masisa@i-advize.com
www.masisa.com

Masisa Successfully Completes
Preemptive Rights Offering

  The Company successfully completed the preemptive rights offering period with a high level of shareholder subscriptions.
  The proceeds of the offering will be used to finance future investment projects, such as the MDF Plant in Chile with an annual capacity of 340,000 m3 , already approved by the Board of Directors.

Santiago, Chile, January 10, 2006 -- MASISA S.A. (NYSE: MYS) (“Masisa” or “the Company”) announced today that its capital increase preemptive option period was successfully completed, with total proceeds of approximately US$120 million.

The first phase, which was completed on December 7, 2005, yielded proceeds of US$75 million. Of this amount, 66% was placed in the U.S. market via the Company’s ADR program.

The second phase of this process was completed on January 5, 2006, upon the completion of the preemptive rights offering period, raising an additional US$45 million. With the completion of both phases, Masisa raised a total of US$120 million.

The principal objectives of the capital increase were to finance the Company’s investment projects, which include a new MDF plant in Chile, currently under construction, as well as the purchase of minority interests in the forestry subsidiaries, Forestal Tornagaleones S.A. (Chile) and Forestal Argentina S.A. (Argentina). Furthermore, other projects under consideration include a MDF line in Brazil, a Plywood plant in Chile, and additional forestry investments.

Enrique Cibié, Masisa’s CEO, expressed his satisfaction with the results of the capital increase and stated, “We are pleased with the significant investor interest both in Chile and abroad. In particular, the two main objectives of the capital increase were to raise the resources required by the Company, in addition to revitalizing its ADR program, by increasing the number of shares while strengthening stock liquidity. Both achievements benefit the Company’s shareholders in the long term.”

Forward-Looking Information

This news release may contain forward-looking statements. Forward-looking statements are statements other than statements of historical facts or current condition, and include without limitation management’s current view and estimates of future circumstances, industry conditions and company performance. Some forward-looking statements may be identified by our use of the terms “ may”, “should”, “anticipates”, “believes”, “estimates”, “expects”, “plans”, “intends” and similar expressions. Statements regarding future market share, projected future competitive strength, the implementation of principal operating and financing strategies, the direction of future operations, and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause the actual results of Masisa, and the planned actions of the company, to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2006

Masisa S.A.

By:
/s/ Patricio Reyes

Patricio Reyes
General Counsel